VICTORY ELECTRONIC CIGARETTES CORPORATION

1880 Airport Drive
Ballground, Georgia 3010

August 9, 2013

BY EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
USA

Attention: Max A. Webb, Assistant Director

Dear Mr. Webb:

Re:	Victory Electronic Cigarettes Corporation (the “Company”) Form 8-K Filed July 12, 2013 File No. 000-52745

The Company writes in response to your letter of July 24, 2013 to Brent Willis, Chief Executive Officer of the Company with respect to the Form 8-K filed on July 12, 2013. The Company is working with its auditors and legal counsel to provide a response to all of your comments. The Company has also been preparing its Quarterly Report on Form 10-Q for the interim period ended June 30, 2013 (the “Form 10-Q”), which is due on August 14, 2013. The Company will incorporate your comments into the Form 10-Q if applicable. The Company anticipate it will provide a complete response to all comments by no later than August 23, 2013.

Should you have any questions, please do not hesitate to contact our legal counsel, Victor Dudas, at 604.891.7786.

Yours truly,

VICTORY ELECTRONIC CIGARETTES CORPORATION

By:	/s/ Bob Hartfort
Bob Hartfort
Chief Financial Officer